Exhibit 99.11

                                              Contact Information:

                                              Ed Babcock
                                              Hyperion Communications
                                              814-274-9830

FOR IMMEDIATE RELEASE


HYPERION COMMUNICATIONS ANNOUNCES SUMMARIZED FINANCIAL RESULTS FOR MATURE OPERATING COMPANIES


--------------------------------------------------------------------------------

As a measure of the progress the Company has achieved in its six most mature Operating Companies, Hyperion Communications ("Hyperion" or "the Company") (NASDAQ NNM: HYPT) announced combined results of operations for the Company's six (6) most mature Operating Companies (as defined below) for the third quarter which ended December 31, 1998.

The summarized financial results for the six Operating Companies below are for the Jacksonville, FL, Richmond, VA, Buffalo, NY, Syracuse, NY, Wichita, KS and Vermont markets. Of the six Operating Companies, three (Buffalo, Syracuse and Vermont) are consolidated into the Company's financial statements. The remaining three (Jacksonville, Richmond and Wichita) are joint ventures in which the Company is currently in the process of buying its partners' ownership interest. These Operating Companies represent the six most mature networks of the Company, all of which have been in operation for four (4) or more years. The summarized combined results of operations are intended to provide meaningful information in analyzing the progress to date and are not intended to be indicative of future financial results.

Summarized quarterly financial results of operations are as follows:


                                                                          Three Months Ended
                                                   ------------------------------------------------------------------
                                                       December 31,          September 30,          December 31,
                                                           1998                  1998                   1997

Revenue                                            $  11,375,000         $    9,313,000         $    5,244,000
EBITDA                                             $   3,736,000         $    3,000,000         $    1,000,000
EBITDA Margin                                                 33%                    30%                    18%
Gross PP&E                                         $ 176,179,000         $  165,041,000         $  133,582,000
Capital Expenditures                               $  11,138,000         $    7,006,000         $   14,389,000
Access Lines Installed                                    29,565                 22,767                  7,636

"The Company is very pleased with the operating and financial progress achieved in our mature markets. Revenues are up over 22% in the December quarter as compared with the prior quarter, and revenues have more than doubled when compared to the December quarter a year ago," commented Ed Babcock, Vice President of Finance. "EBITDA (as defined below) margins, at 33% in the December 1998 quarter, or $3,736,000 continue to further strengthen, as compared to $3,000,000 in the September 1998 quarter and just under $1,000,000 a year ago. This EBITDA margin improvement has allowed the Company to aggressively develop its market expansion strategy without significantly increasing its overall EBITDA losses. Finally, the Company is pleased with the access line provisioning in these markets; with approximately 80% of the lines installed at December 31, 1998 completely on the Company's own network ("on-net")."

Hyperion is a majority owned subsidiary of Adelphia Communications Corporation that provides integrated communications services to business customers through its state-of-the-art fiber optic communications

Hyperion Announces Mature Company Results
February 11, 1999
Page 2 of  2

network. By the year 2001, Hyperion will serve most cities in the eastern half of the United States through the interconnection of its 46 existing markets with more than 50 new markets, creating a single fiber optic backbone network. This fully redundant, 16,000-mile local and long-haul fiber optic network will support Hyperion's full line of communication service offerings, including local and long distance voice services, messaging, high-speed data and Internet services. For more information on Hyperion, visit the company's web site at http://www.hyperioncom.net.


         Past performance is not necessarily indicative of future operating results.




         Footnote: Hyperion's Operating Companies consist of 22 networks serving 46 cities through (i) eight partnerships or limited liability companies with local partners, encompassing nine networks, (ii) 10 wholly owned subsidiaries of the Company, encompassing 11 networks, (iii) one corporation, encompassing one network, in which the Company is a minority shareholder and (iv) one company, encompassing one network, in which the Company is a majority equity holder (collectively, the "Operating Companies").



         Footnote: Earnings before interest, income taxes, depreciation and amortization and other income/expense ("EBITDA") and similar measures of cash flow are commonly used in the telecommunications industry to analyze and compare telecommunications companies on a basis of operating performance, leverage, and liquidity. While EBIDTA is not an alternative indicator of operating performance or an alternative to cash flows from operating activities as a measure of liquidity as defined by generally accepted accounting principles, and while EBITDA may be comparable to other similarly titled measures of other companies, management of the Company believes that EBITDA is a meaningful measure of performance.